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SEC FILE NUMBER
8-65376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ERG Securities (US) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Washington St., Suite 921
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan	248-224-8713	kryan@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Goodman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ERG Securities (US) LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERG Securities (US) LLC
(SEC I.D. No. 8-65376)

Confidential Report on Audit of Financial Statements
And Supplementary Information

Financial Statements and
Supplemental Schedule
For the year ended December 31, 2025
and
Report of Independent Registered Public Accounting Firm
and
Report Regarding Exemption Provisions

ERG Securities (US) LLC
Table of Contents
December 31, 2025

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 9

Supplementary Information

Schedule I - Computation of Net Capital under Rule 15c3-1 10

Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 11

Schedule III - Information Relating to Possession or Control Requirements under Rule 15c3-3 12

Other Reports

Exemption Report under Rule 17-15(d) 13

Report of Independent Registered Public Accounting Firm 14

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of ERG Securities (US) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ERG Securities (US) LLC as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ERG Securities (US) LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ERG Securities (US) LLC's management. Our responsibility is to express an opinion on ERG Securities (US) LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Sec. 240. 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of ERG Securities (US) LLC's financial statements. The supplemental information is the responsibility of ERG Securities (US) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Sec. 240. 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ERG Securities (US) LLC's auditor since 2020.

Olathe, Kansas
February 13, 2026

ERG Securities (US) LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	54,317
Fees receivable		65,500
Allowance for doubtful accounts		(58,000)
Net realizable value of receivables		7,500
Other current assets		12,461
Total Assets	$	74,278

Liabilities and Member's Equity

Liabilities		
Commissions payable	$	-
Prepaid revenues		17,000
Other liabilities		126
Total Liabilities		17,126
Member's equity		57,152
Total Liabilities and Member's Equity	$	74,278

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Income
For the Year Ended December 31, 2025

Revenues		
Private placement	$	1,830,425
Other Income		12,549
Reimbursed client expenses		7,435
Total revenues		1,850,409
Expenses		
Commissions and fees		1,569,131
Bad debt expense		58,000
Admin fees		60,000
Professional fees		69,000
Regulatory fees		19,102
Technology, data and communication costs		36,874
Rent		6,000
Insurance expense		1,034
Filing Fees		818
Other expenses		5,041
Total expenses		1,825,000
Net income	$	25,409

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

		Total Member's Equity
Member's equity - January 1, 2025		50,243
Capital contributions		12,000
Capital withdrawals		(30,500)
Net Income		25,409
Member's equity - December 31, 2025	$	57,152

The accompanying notes are an integral part of these financial statements.

ERG Securities (US) LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows provided by operating activities:		
Net Income	$	25,409
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in fees receivable		(65,500)
Increase in other current assets		(671)
Increase in allowance for doubtful accounts		58,000
Decrease in prepaid revenues		17,000
Increase in other liabilities		(39)
Total adjustments to net income		8,790
Net cash provided by operating activities		34,199
Cash flows used by investing activities:		
		-
Cash flows used by financing activities:		
Member capital contributions		12,000
Member capital withdrawals		(30,500)
Net cash used by financing activities		(18,500)
Net increase in cash and cash equivalents		15,699
Cash and cash equivalents - January 1, 2025		38,618
Cash and cash equivalents- December 31, 2025	$	54,317

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

Fees Receivable, net
The Company records fees receivable at cost based upon the fee schedule that is agreed upon in each client contract. The fee receivables have a maturity of one year or less and arise from the Company's performance of services (see Note 3). On a quarterly basis, the Company evaluates its fees receivable and, if deemed necessary establishes an allowance for doubtful accounts, based on the history of past collections and current credit conditions. At December 31, 2025, fees receivable were $65,500 less an allowance for doubtful accounts of $58,000 resulting in a net realizable value of receivables of $7,500.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
All accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make a distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During the year ended December 31, 2025, the Company derived 47.56% of its total revenues from a single external customer located in Singapore and 33.64% of its total revenues from a second customer.

Private Placement Fees

Advisor Fees

Performance obligations in these arrangements vary dependent on the contract. Advisor fees may include non-refundable, fixed quarterly retainers, management fees, and deposits. For the year ended December 31, 2025, it was determined that the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs and therefore, in accordance with FASB ASC 606-10-25-31, the Company recognized revenue over time as the performance occurred.

The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis.

Transaction Fees

The performance obligation may be the consummation of either the sale of securities or the raising of capital and may include success fees, performance fees or other percentage based fees. These fees are recognized as revenue when the performance obligation is satisfied, generally the trade date or the completion of a deal. The Company controls the service as it is transferred to the customer and is therefore acting as principal.

Disaggregation of Revenue

In the following table, revenue is disaggregated.

Advisor Fees	1,207,924
Transaction Fees	622,501
Reimbursed Client Expenses	7,435
Other Income	12,549
Total Revenues	1,850,409

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer if the costs (1) relate directly to an existing contract or anticipated contract, and (2) are expected to be recovered. These costs are included in the on the statement of financial condition as fees receivable until recovered. If the costs are not recovered, the fees are expensed on the Statement of Income and included in Bad Debt Expense.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

Concentration of Customer Risk
ASC 280-10-50-42 requires disclosures about major customers and the extent of a company's reliance on those customers. For the year ended December 31, 2025 the Company had revenues exceeding 10% or more of its total revenues from two separate customers. Revenues from Astignes Capital Asia Pte. Ltd. totaled $880,000 comprising 47.56% of the total year to date revenues. These revenues are derived from Singapore. The revenues from the Company's second largest customer,

Amalgam RX Inc. equaled $622,501 which comprised 33.64% of the total revenues for the year ended December 31, 2025. The remaining revenue of approximately $348,000 is derived from 8 other separate customers.

Two separately registered securities representatives of the Company generated a combined 81.20% of the Company's total revenue. These two registered representatives' compensation were approximately 86.18% of the Company's total commissions and related fees. The Company is economically dependent on this registered representative. The Company expects to maintain the relationship with this registered representative.

4. RELATED PARTY FEES

Effective January 1, 2020 the Company entered into a Services Agreement with ERG Advisory Services, LLC ("ERG"), a related party. Under the terms of the Services Agreement, ERG provides administrative and accounting services to the Company for a mutually agreed upon fixed fee per month. For the year ended December 31, 2025, the Company paid ERG $60,000 represented by the admin fees on the Statement of Income. In addition, the Company paid ERG $6,000 for rent for the year ended December 31, 2025.

5. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had excess capital in the amount of $32,191. The aggregate indebtedness was $17,126, which resulted in a minimum net capital required of $5,000. The Company had net capital of $37,191, which was in excess of the minimum $5,000 by $32,191. The Company's ratio of aggregate indebtedness was 46.05%, which is less than the maximum ratio of 1500%.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 13, 2026, the date on which the financial statements were available to be issued. Management is not aware of any additional subsequent events that require recognition or disclosure in the financial statements.

ERG Securities (US) LLC
Computation of Net Capital under Rule 15c3-1
For the Year Ended December 31, 2023
As of December 31, 2025

Schedule I

Computation of Net Capital:

Member's equity	$	57,152
Less: non-allowable assets		(19,961)
Net Capital	$	37,191
Aggregate indebtedness - accrued expenses	$	17,126
Computation of net capital requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness).	$	5,000
Excess/(deficient) net capital	$	32,191
Ratio of aggregate indebtedness to net capital		46.05%

The above computation does not materially differ from the December 31, 2024 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per December 31, 2025 Focus Filing	$	37,191
Audit Adjustments		-
Net Capital post audit adjustments	$	37,191

See report of independent registered public accounting firm.

ERG Securities (US) LLC

Schedule II - Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2025

The Company is exempt from the provision of SEC Rule 15c3-3 under k(2)(i) and for the year ended December 31, 2025, the Company was in compliance with the conditions of exemption.

ERG Securities (US) LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Sec. 240. 15c3-3
As of December 31, 2025

The Company is exempt from the provision of SEC Rule 15c3-3 under k(2)(i) and for the year ended December 31, 2025, the Company was in compliance with the conditions of exemption.

ERG Securities (US) LLC - Exemption Report

ERG Securities (US) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

ERG Securities (US) LLC

I, George O'Dowd, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: Principal
Date: February 13, 2026

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of ERG Securities (US) LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of ERG Securities (US) LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and the associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 13, 2026

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of ERG Securities (US) LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ERG Securities (US) LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which ERG Securities (US) LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the Customer Protection Rule) and (2) ERG Securities (US) LLC stated that ERG Securities (US) LLC met the identified exemption provision throughout the most recent fiscal year without exception. ERG Securities (US) LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ERG Securities (US) LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 13, 2026